UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Control

On November 29, 2024, Luxury Max Investment Limited (“LMIL”) the controlling shareholder, of Fenbo Holdings Limited (“Fenbo” or the “Company”) entered into two definitive securities purchase agreements (the “Purchase Agreement”) with Mr. Hongwu Huang and Ms. Xuefei Wang (the “Purchasers) pursuant to which Mr. Li Kin Shing, the sole officer, director, and shareholder of LMIL agreed to sell 100% of his interest in LMIL to the Purchasers. Mr. Li concurrently resigned all of his positions with LMIL. LMIL is the owner of record of 8,000,000 of the Company’s ordinary shares (the “Shares”). By virtue of the Purchase Agreement, the Purchasers who now own 100% of LMIL now share voting and dispositive control over the Shares which represents 72.3% of Fenbo’s issued and outstanding ordinary shares.

The Purchase Agreement contained customary representations, warranties, and agreements of LMIL and the Purchaser, as well as customary indemnification rights and obligations of the parties.

The Purchase Agreement is filed as Exhibit 99.1 herein, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Purchase Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 6, 2024	FENBO HOLDINGS LIMITED

/s/ Li Siu Lun Allan
Li Siu Lun Allan
Chief Executive Officer, Chairman and Director

Exhibit No.	Description
99.1	Stock Purchase Agreement – Hongwu Huang
99.2	Stock Purchase Agreement = Xuefei Wang